Exhibit 12
CVB Financial Corp.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year ended December 31,
	2008	2007	2006	2005	2004
Earnings excluding interest on deposits (1):
Earnings Before Taxes	$85,748	$83,063	$103,061	$106,900	$88,925
Fixed Charges	105,129	112,669	81,841	50,007	32,302

	$190,877	$195,732	$184,902	$156,907	$121,227

Preferred Dividends (2):	$774	$—	$—	$—	$—

Fixed charges (1):
Interest on borrowings	$103,038	$110,838	$80,284	$48,528	$31,009
Amortization of debt expense	120	120	120	120	120
Interest portion of rental expense	1,971	1,711	1,437	1,359	1,173

	$105,129	$112,669	$81,841	$50,007	$32,302

Ratio of earnings to fixed charges	1.82	1.74	2.26	3.14	3.75

Ratio of earnings to fixed charges and preferred dividends	1.81	1.74	2.26	3.14	3.75

Earnings including interest on deposits (1):
Earnings Before Taxes	85,748	83,063	103,061	106,900	88,925
Fixed Charges	140,930	181,966	149,021	78,915	47,810

	226,678	265,029	252,082	185,815	136,735

Preferred Dividends (2):	$774	$—	$—	$—	$—

Fixed charges (1):
Interest on deposits	35,801	69,297	67,180	28,908	15,508
Interest on borrowings	103,038	110,838	80,284	48,528	31,009
Amortization of debt expense	120	120	120	120	120
Interest portion of rental expense	1,971	1,711	1,437	1,359	1,173

	140,930	181,966	149,021	78,915	47,810

Ratio of earnings to fixed charges	1.61	1.46	1.69	2.35	2.86

Ratio of earnings to fixed charges and preferred dividends	1.60	1.46	1.69	2.35	2.86

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The prefered dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.